Suite 700, 10150 - 100 Street, Edmonton, Alberta, T5J 0P6

Phone: 780-409-8144 Fax: 780-409-8146

July 25, 2014	SENT VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Anne Nguyen Parker
Legal Branch Chief

RE: Deep Well Oil & Gas, Inc. – File No. 000-24012

In response to the U.S. Securities & Exchange Commission (“SEC”) Staff Comment Letter, dated July 21, 2014, the requested revisions have been provided under “Item 2 Properties” in our amended Form 10-K for the fiscal year ended September 30, 2013, as filed with the SEC on July 24, 2014.

Respectfully yours,

DEEP WELL OIL & GAS, INC.

/s/ Horst A. Schmid

Dr. Horst A. Schmid

President and CEO

HAS/mjg

Deep Well Oil & Gas, Inc. - SEC letter dated July 21, 2014	1